Exhibit 99.2

Execution Version

SEcond AMENDING AGREEMENT

THIS AGREEMENT made as of the 6th day of April, 2021.

BETWEEN:

TELUS CORPORATION, a corporation incorporated under the laws of the Province of British Columbia

(herein called the “Borrower”)

- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein called the “Administrative Agent”)

- and -

***** and one or more Persons to whom the foregoing or their respective permitted assigns may from time to time assign an undivided interest in the Credit Facility Documents and who agree to be bound by the terms thereof as a Lender (as defined herein)

(herein, in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrower entered into a credit agreement made as of May 7, 2018 with the lenders party thereto and the Administrative Agent (as amended by a first amending agreement dated April 21, 2020, the “Credit Agreement”), pursuant to which such lenders established a credit facility in favour of the Borrower;

AND WHEREAS *****;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

Second Amending Agreement – TELUS Corporation

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

Article 1
DEFINED TERMS

1.1                          Capitalized Terms. All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

Article 2
AMENDMENTS

2.1                           General Rule. Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                           Defined Terms. Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	the definition of “Credit Facility” is hereby amended by deleting reference therein to “C$2.25 billion” and replacing it with “C$2.75 billion”;

(b)	the definition of “Maturity Date” is hereby amended by deleting reference therein to “May 31, 2023” and replacing it with “April 6, 2026”;

(c)	the definition of “Permitted Liens” is hereby amended as follows:

(i)	deleting paragraph (n) therein in its entirety and replacing it with the following:

“(n) Liens granted by TELUS International (Cda) Inc. from time to time on any of its property or assets to secure its Indebtedness for Borrowed Moneys under the TI Credit Agreement and its other Secured Obligations (as defined therein);”;

(ii)	deleting reference in paragraph (q) therein to “in the foregoing paragraphs (o) or (p)” and replacing it with “in the foregoing paragraphs (n), (o) or (p)”; and

(d)	by adding the following new defined term in alphabetical order:

““TI Credit Agreement” means the second amended and restated credit agreement made as of December 22, 2020 between, among others, The Bank of Nova Scotia, as administrative agent, the lenders party thereto from time to time, as lenders, and TELUS International (Cda) Inc., as the same may be amended, amended and restated, supplemented, replaced or refinanced from time to time.”.

Second Amending Agreement – TELUS Corporation

2.3                          Credit Facility. Section 2.1(1) of the Credit Agreement is hereby amended by deleting reference therein to “C$2.25 billion” and replacing it with “C$2.75 billion”.

2.4                           Subsidiaries. Section 7.6(2) of the Credit Agreement is hereby amended by deleting “.” at the end thereof and replacing it with “(other than TELUS International (Cda) Inc.).”.

2.5                          Debt. Section 8.2(4) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(4) Debt. It will not permit any of the Material Subsidiaries at any time to create, incur or otherwise permit to exist, or otherwise be obligated in respect of, any Indebtedness for Borrowed Moneys other than (i) Indebtedness for Borrowed Moneys incurred by TELUS International (Cda) Inc. from time to time pursuant to the TI Credit Agreement and (ii) Indebtedness for Borrowed Moneys of any of the Material Subsidiaries if the effect thereof is that the aggregate principal amount of all Indebtedness for Borrowed Moneys of all Material Subsidiaries (but excluding in such calculation all Excluded Debt and, for certainty, all Indebtedness for Borrowed Moneys permitted pursuant to (i) above) does not exceed 15% of Net Tangible Assets at such time.”.

2.6                          Benchmark Replacement Setting, CDOR Discontinuance. The Credit Agreement is hereby amended by deleting Section 9.6 therein in its entirety and replacing it with the following:

“9.6	Benchmark Replacement Setting

(a)               Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Facility Document if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this agreement and (y) if a Benchmark Replacement is determined in accordance with clause (3) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this agreement so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

Second Amending Agreement – TELUS Corporation

(b)               Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Facility Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this agreement or any other Credit Facility Document.

(c)               Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (d) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender pursuant to this Section 9.6 including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this agreement or any other Credit Facility Document, except, in each case, as expressly required pursuant to this Section 9.6.

(d)               Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Credit Facility Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or LIBOR and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)               Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a LIBOR Advance of, conversion to or continuation of LIBOR Advance to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Advance.

Second Amending Agreement – TELUS Corporation

(f)                Administrative Agent Disclaimer. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the administration of, submission of, calculation of or any other matter related to any Benchmark, any component definition thereof or rates referenced in the definition thereof or any alternative, comparable or successor rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, comparable or successor rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, such Benchmark or any other Benchmark, or (b) the effect, implementation or composition of any Benchmark Replacement Conforming Changes.

(g)               Acknowledgement of LIBOR Replacement. The interest rate on LIBOR Advances is determined by reference to LIBOR, which is derived from the London interbank offered rate. LIBOR is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. In July 2017, the U.K. Financial Conduct Authority announced that, after the end of 2021, it would no longer persuade or compel contributing banks to make rate submissions to the ICE Benchmark Administration (together with any successor to the ICE Benchmark Administration, the “IBA”) for purposes of the IBA setting LIBOR. As a result, it is possible that commencing in 2022, or earlier, LIBOR may no longer be available or may no longer be deemed an appropriate reference rate upon which to determine the interest rate on LIBOR Advances. In light of this eventuality, public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of LIBOR. In the event that LIBOR is no longer available as set forth in this Section 9.6 or in the event of certain other circumstances as set forth in Section 9.2, such provisions provide mechanisms for determining an alternative, successor or replacement reference rate. The parties hereto hereby acknowledge that there is no assurance that the composition or characteristics of any such alternative, successor or replacement reference rate, as it may or may not be adjusted pursuant to this Section 9.6, will be similar to or produce the same value or economic equivalence as LIBOR or that such alternative, successor or replacement reference rate will have the same volume or liquidity as did LIBOR prior to its discontinuance or unavailability.

(h)               Certain Defined Terms. As used in this Section 9.6:

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (d) of this Section 9.6.

“Benchmark” means, initially, LIBOR; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (a) of this Section 9.6.

Second Amending Agreement – TELUS Corporation

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

1.	the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;

2.	the sum of: (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment;

3.	the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for U.S. dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (1), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion. If the Benchmark Replacement as determined pursuant to clause (1), (2) or (3) above would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this agreement.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then- current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(1)	for purposes of clauses (1) and (2) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administrative Agent:

(a)	the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor;

(b)	the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

Second Amending Agreement – TELUS Corporation

(2)	for purposes of clause (3) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar- denominated syndicated credit facilities;

provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate Canada”,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this agreement and the other Credit Facility Documents).

Second Amending Agreement – TELUS Corporation

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)	in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or

(3)	in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

Second Amending Agreement – TELUS Corporation

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder in accordance with this Section 9.6 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and in accordance with this Section 9.6.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

Second Amending Agreement – TELUS Corporation

“Early Opt-in Election” means, if the then-current Benchmark is LIBOR, the occurrence of:

(1)	a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(2)	the joint election by the Administrative Agent and the Borrower to trigger a fallback from LIBOR and the provision by the Administrative Agent of written notice of such election to the Lenders.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is LIBOR, 11:00 a.m. (London, England time) on the second Business Day preceding the date of such setting, and (2) if such Benchmark is not LIBOR, the time determined by the Administrative Agent in its reasonable discretion.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website at approximately 8:00 a.m. (Toronto time) on the immediately succeeding Business Day.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

Second Amending Agreement – TELUS Corporation

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

9.7.       CDOR Discontinuance

If at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in Section 4.11 have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in Section 4.11 have not arisen but the supervisor for the administrator of the CDOR Rate or an Official Body having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the CDOR Rate shall no longer be used for determining interest rates for loans (in each case, a “CDOR Discontinuance”), then the Administrative Agent and the Borrower shall negotiate in good faith to establish an alternate rate of interest to the CDOR Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for CDOR Rate advances made in Canada at such time. Upon an agreement being reached, such parties shall enter into an amendment to this agreement to reflect such alternate rate of interest and such other related changes to this agreement as may be applicable.  Notwithstanding anything to the contrary in Section 12.2, such amendment shall become effective without any further action or consent of any other party to this agreement so long as the Administrative Agent shall not have received, within five (5) Business Days of the date such amendment is provided to the Lenders, a written notice from the Majority Lenders stating that such Majority Lenders object to such amendment.  If such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this agreement.

2.7              Schedule 1. Schedule 1 to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule 1 attached hereto.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1                          Representations and Warranties. To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent as follows:

(a)            the representations and warranties of the Borrower which are contained in Article 7 of the Credit Agreement are true and correct on the date hereof as if made on the date hereof, except to the extent that any such representation or warranty relates to a specified date, in which case that representation or warranty shall be made as of the date to which it relates;

(b)            no Default or Event of Default has occurred and is continuing nor will a Default or Event of Default arise as a result of the execution and delivery of this agreement; and

(c)            (i) the only Material Subsidiaries of the Borrower as at the date hereof are set forth in Schedule 3.1(c) attached hereto; and (ii) the Borrower owns on the date hereof, legally and beneficially (directly or indirectly) the respective portions of the outstanding shares in the capital of the Material Subsidiaries or partnership interests in Material Subsidiaries that are partnerships, as shown in Schedule 3.1(c) attached hereto.

Second Amending Agreement – TELUS Corporation

Article 4

CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

4.1                           Conditions Precedent. This agreement shall become effective upon the satisfaction of the following conditions precedent:

(a)	the Borrower, the Administrative Agent and the Lenders shall have executed and delivered this agreement;

(b)	the fee letter between the Borrower and the Administrative Agent dated on or about the date hereof shall have been executed and delivered to the Administrative Agent; and

(c)	the Borrower shall have delivered to the Administrative Agent the following, each in form and substance satisfactory to the Agent:

(i)	a duly certified copy of the articles of incorporation and by-laws (or analogous organizational documents) of the Borrower;

(ii)	a duly certified resolution of the board of directors of the Borrower authorizing it to execute, deliver and perform its obligations under this agreement;

(iii)	a certificate of a senior officer of the Borrower setting forth specimen signatures of the individuals authorized to sign this agreement;

(iv)	a certificate of status or good standing for the Borrower issued by the appropriate governmental body or agency of the jurisdiction in which the Borrower is incorporated or formed;

(v)	a certificate of a senior officer of the Borrower certifying that no Default or Event of Default has occurred and is continuing or would occur as a result of this agreement becoming effective; and

(vi)	opinions of legal counsel to the Borrower with respect to, inter alia, the enforceability of the Credit Agreement, as amended by this agreement, and as to such other matters as the Administrative Agent may reasonably request, and otherwise in form and substance satisfactory to the Agent;

(d)	the Borrowers shall have paid to the Administrative Agent the fees set forth in the fee letter referenced in paragraph (b) above.

Second Amending Agreement – TELUS Corporation

Article 5
MISCELLANEOUS

5.1                           Future References to the Credit Agreement. On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any Credit Facility Document or other related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of the like import relating to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.2                          Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

5.3                           Enurement. This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.4                          Conflict. If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

5.5                          Counterparts. This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same agreement. Delivery of an executed signature page of this agreement by facsimile transmission or by e-mail in pdf format shall be as effective as delivery of a manually executed counterpart thereof. The words “execution,” “signed,” “signature,” and words of like import in this agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law.

5.6                           Confirmation. The Borrower confirms and agrees that the obligations expressed to be created under or pursuant to the Credit Agreement (as amended hereby) and each other Credit Facility Document to which it is a party shall be binding upon the Borrower and shall be unaffected by and shall continue in full force and effect notwithstanding the amendment to the Credit Agreement and consent in respect thereof as constituted hereby and the execution and delivery and effectiveness of this agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Administrative Agent and the Lenders arising under, by reason of or otherwise in respect of such obligations constituted by the Credit Agreement (as amended hereby) and each such other Credit Facility Document. For the avoidance of doubt the Borrower hereby confirms that the Credit Agreement (as amended hereby) and each other Credit Facility Document continue in full force and effect.

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Second Amending Agreement – TELUS Corporation

Execution version

IN WITNESS WHEREOF the parties hereto have executed this agreement.

TELUS CORPORATION

By:	Signed “Stephen Lewis”
	Name:	Stephen Lewis
	Title:	Senior Vice-President and Treasurer

By:	Signed “Doug French”
	Name:	Doug French
	Title:	Executive Vice-President and Chief Financial Officer

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THE BANK OF NOVA SCOTIA, as Administrative Agent

By:	Signed “Clement Yu”
	Name:	Clement Yu
	Title:	Director

By:	Signed “Venita Ramjattan”
	Name:	Venita Ramjattan
	Title:	Analyst

THE BANK OF NOVA SCOTIA, as Lender

By:	Signed “Dan Grouix”
	Name:	Dan Grouix
	Title:	Managing Director & Head

By:	Signed “Iman Debnath”
	Name:	Iman Debnath
	Title:	Associate Director

Second Amending Agreement – TELUS Corporation